REOFFER
PROSPECTUS

                           GreenMan Technologies, Inc.
                        2,235,069 Shares of Common Stock

         This Prospectus relates to 2,084,953 shares of Common Stock, $.01 par value per share ("Common Stock" or the "Shares"), of GreenMan Technologies, Inc. (the "Company", the "Registrant" or "GreenMan") consisting of (i) up to 1,219,048 Shares issuable upon conversion of the Company's Convertible Debentures due December 2000 (the "Debentures"); (ii) 32,000 Shares issuable by the Company upon exercise of common stock purchase warrants (the "Investor Warrants") issued to the purchasers of the Debentures in connection with the sale of the Debentures; (iii) 32,000 Shares issuable by the Company upon exercise of common stock purchase warrants issued to the placement agent (the "Broker Warrants" and, together with the Investor Warrants, the "Warrants") in connection with the sale of the Debentures and the Investor Warrants; (iv) 761,905 Shares issuable upon conversion of Additional Debentures (as defined herein); and (v) 40,000 Shares issuable by the Company upon exercise of warrants issuable to the investors and placement agent, in connection with the sale of the Additional Debentures. There are also registered hereby a currently indeterminate number of shares of Common Stock that may become issuable in accordance with the terms of the Debentures and the Warrants. Each Warrant is exercisable for one share of Common Stock. A total of 64,000 Warrants are exercisable at a price of $3.44 per Warrant. To the extent that the Warrants are exercised, the Company will receive proceeds equal to the exercise price of the Warrants. The Debentures and Warrants were issued on December 12, 1997.

         This Prospectus also relates to: (i) an aggregate of 133,402 Shares issued to Messer Griesheim Industries, Inc. ("MG Industries") pursuant to an Act of Sale Agreement dated November 12, 1997 in which the Company purchased MG's ownership interest in Cryopolymers, Inc., a company purchased by GreenMan in November 1997; and (ii) 16,714 Shares issued to James Ford pursuant to a Settlement Agreement dated December 4, 1997 between Mr. Ford and the Company.

         All Shares to be registered hereby are to be offered by the selling stockholders listed herein (the "Selling Stockholders"), and the Company will receive no proceeds from the resale by the Selling Stockholders of the Shares. The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended (the "Act"), or to contribute to payments which such Selling Stockholders may be required to make in respect thereof.

         A Registration Statement on Form S-3 for 865,578 Shares to be offered on a continuous basis was filed by the Company on May 22, 1997 and became effective on November 12, 1997. See "RISK FACTORS--Adverse Consequences Associated with Reservation of Substantial Shares of Common Stock" and "MATERIAL DEVELOPMENTS--Issuances of Common Stock Upon Conversion of Company's Convertible Debentures due October 1998".

         The Company's Common Stock is listed on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") and traded on the NASDAQ SmallCap Market under the symbol "GMTI" and on the Boston Stock Exchange under the symbol "GMY". The last reported bid price of the Common Stock on the NASDAQ SmallCap Market on April 2, 1998 was $2 15/32 .

                             ----------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
               PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.
                             ----------------------

 AN INVESTMENT IN THE SECURITIES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" AT PAGES 5 THROUGH 14.

         It is anticipated that usual and customary brokerage fees will be paid by the Selling Stockholders on the sale of the Common Stock registered hereby. The Company will pay the other expenses of this offering. See "PLAN OF DISTRIBUTION". The offer of 2,235,069 shares of Common Stock by the Selling Stockholders as described in this Prospectus is referred to as the "Offering".

                 The date of this Prospectus is April 13, 1998.

         No person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus in connection with the offer contained in this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or the information contained or incorporated by reference herein is correct at any time subsequent to the date hereof.


                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission can be inspected and copies obtained at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the
Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials may also be accessed electronically by means of the Commission's home page at http://www.sec.gov. This prospectus, which constitutes part of a Registration Statement filed by the Company with the Commission under the Act omits certain information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and the Exhibits relating thereto for further information with respect to the Company and the Securities offered hereby. Any statements contained herein concerning provisions of any documents are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an Exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.


                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, which have been filed with the Commission pursuant to the Exchange Act, are hereby incorporated in this Prospectus and specifically made a part hereof by reference: (i) the Company's Annual Report on Form 10-KSB, as amended, for the fiscal year ended May 31, 1997; (ii) the Company's Current Reports on Form 8-K, as amended, dated July 15, 1997, July 21, 1997 and September 15, 1997; (iii) the Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended August 31, 1997 and November 30, 1997; (iv) the Company's Proxy Statement dated February 13, 1998 relating to the Special Meeting of Stockholders to be held on March 12, 1998; (v) the unaudited pro forma financial information presented in Note 2 to the financial statements of the Company included the Company's Quarterly Report on Form 10-QSB for the quarter ended November 30, 1995; and (vi) the description of the Company's Common Stock and the historical financial statements of DuraWear Corporation for the year ended May 31, 1995, contained in the Registration Statement on Form SB-2 File No. 33-86138 filed with the Commission on November 9, 1994, as amended. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering of the Shares shall be deemed to be

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incorporated  by reference into this Prospectus and to be a part hereof from the respective dates of filing of such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement), or in any subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such copies should be made to the Company at its principal executive offices, 7 Kimball Lane, Building A, Lynnfield, Massachusetts 01940, Attention: Charles Coppa, telephone (781) 224-2411.

                               PROSPECTUS SUMMARY

         The following summary information is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus or incorporated herein by reference and the financial statements which are incorporated herein by reference. All share and per share data in this Prospectus have been adjusted to give retroactive effect to a reverse split of the Company's Common Stock pursuant to which each five shares of Common Stock then outstanding were converted into one share. The reverse split became effective on March 23, 1998.

THE COMPANY........................ GreenMan   Technologies,   Inc.  was  formed
                                    primarily to develop,  manufacture  and sell
                                    "environmentally   friendly"   plastic   and
                                    thermoplastic   rubber   feedstocks/products
                                    that   are   manufactured   using   recycled
                                    materials and/or are themselves partially or
                                    wholly  recyclable.   The  Company  has  two
                                    business segments, the recycling operations,
                                    located   in   Jackson,   Georgia,   Savage,
                                    Minnesota  and St.  Francisville,  Louisiana
                                    and  its  industrial   materials  operation,
                                    DuraWear Corporation ("DuraWear"),  which is
                                    located   in   Birmingham,    Alabama,   and
                                    manufactures,   installs  and  markets  high
                                    quality  ceramic,   polymer  composite,  and
                                    alloy steel materials utilized in industries
                                    such  as  paper  and  pulp,   mining,   coal
                                    handling     and    grain     storage    and
                                    transportation.

RISK FACTORS....................... The Offering involves  substantial risk. See
                                    "RISK FACTORS".

SECURITIES OFFERED................. 2,235,069  shares of Common Stock,  $.01 par value per share.

OFFERING PRICE..................... All or part of the Shares offered hereby may be sold from time to time in amounts  and on
                                    terms  to  be   determined  by  the  Selling
                                    Stockholders at the time of sale.

USE OF PROCEEDS.................... The  Company  will  receive  no  part of the
                                    proceeds   from  the  sale  of  the   shares
                                    registered  pursuant  to  this  Registration
                                    Statement other than the exercise price of the Warrants.

NASDAQ TRADING SYMBOL.............. GMTI

         Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements can be identified by the use of forward-looking terminology such as "may," "will," "would," "can," "could," "intend," "plan," "expect," "anticipate," "estimate" or "continue" or the negative thereof or other variations thereon or comparable terminology. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

                                  RISK FACTORS

         An investment in the securities offered hereby involves a high degree of risk and should only be purchased by investors who can afford to lose their entire investment. The following factors, in addition to those discussed elsewhere in the Prospectus, should be considered carefully in evaluating the Company and its business.

Limited Operating History

         Since its inception in 1992, the Company's primary activities have been raising capital, establishing its injection molding and assembly operations and developing its proprietary "GEM" (GreenMan Environmental Materials) Stock materials and tire recycling activities. The Company's success is dependent upon the successful development and marketing of its current and future products and increasing revenue. The probability of such success is highly dependent upon the Company increasing its customer base, its ability to produce crumb rubber in commercial quantities at a price that will be competitive in the market and to market successfully its proposed GreenMan consumer products, among other things. The likelihood of the Company's overall success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of a new business and the development of new technologies. These include, but are not limited to, manufacturing on a high-capacity, multi-shift basis, competition, technological obsolescence, development of new products by competitors, the need to develop market expertise, setbacks in product development, market acceptance, sales and marketing and government regulation.

Continuing Operating Losses; Explanatory Paragraph in Independent Auditors' Report on GreenMan's Financial Statements Regarding the Company's Ability to Continue as a Going Concern

         The Company has not been profitable since its inception. For the fiscal years ended May 31, 1995, 1996 and 1997, and for the six months ended November 30, 1997, the Company incurred net losses of $1,092,006, $1,578,321, $7,006,479, and $2,082,543, respectively. At November 30, 1997, the Company had a working capital deficit of $7,193,460 and an accumulated deficit of $12,787,476 and was in default on certain capital leases. The Company expects to continue to incur losses for the foreseeable future, and there can be no assurance that the Company will achieve or maintain profitability or that any revenue growth can be sustained in the future.

         The Company's independent auditors have included an explanatory paragraph in their report on the Company's financial statements for the year ended May 31, 1997 to the effect that the Company's ability to continue as a going concern is contingent upon its ability to raise additional financing and achieve profitable operations. In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by its entrance into established markets and the competitive environment in which the Company operates.

Limited Experience in Producing Crumb Rubber in Commercial Quantities; Market Acceptance

         The Company has conducted extensive market research over the past several years and has concluded that significant market opportunities exist for ultra fine crumb rubber to be used as chemical feedstocks, incorporated into parts and products including new automobile and truck tires used in rubber modified asphalt. As a result, a decision was made to focus the Company's resources on addressing these "high value added" crumb rubber opportunities.

         On August 26, 1997, the Company finalized the formation of a joint venture ("the joint venture") between the Company and Crumb Rubber Technologies, Inc. of Jamaica, New York ("CRT"), to collect and process tires in the State of New York and to market the crumb rubber derived from the tires. The joint venture will address existing opportunities for larger size mesh crumb rubber such as used in rubber mats, ground cover and as a filler in asphalt applications. The Company has contributed its investment in the cryogenic crumb rubber equipment (valued at $400,000) which was formerly located in Jackson, Georgia into the venture as its capital contribution while CRT will contribute on its part certain facilities, equipment, customer contracts, licenses and permits and provide operational and technical expertise. As of the date of this Prospectus, no large mesh crumb rubber has been produced at this facility and there can be no assurance that larger size mesh will ever be produced in commercial quantities at a price that will be competitive with larger size mesh crumb rubber currently on the market.

         On November 19, 1997, the Company acquired all of the outstanding common stock of Cryopolymers, Inc., ("Cryopolymers") a privately-held crumb rubber producer located in St. Francisville, Louisiana. Cryopolymers has produced limited quantities of ultra fine mesh crumb rubber while operating under limited conditions as management refines the production process of its cryogenic recycling equipment and continues to evaluate the production capabilities of the facility. As a result, there can be no assurance that ultra fine mesh crumb rubber will ever be produced in commercial quantities at a price that will be competitive with, or at a level of quality that will be comparable or superior to, crumb rubber currently available on the market, or that any significant revenues or profits will be generated by sales of ultra fine mesh crumb rubber.

Limited Experience in Producing GEM Stock; Uncertainty of Market Acceptance

         The Company has developed, and is currently marketing on a limited basis, a proprietary thermoplastic rubber material, called GEM Stock, using recovered crumb rubber in combination with recycled plastic waste and virgin plastic. In April 1996, GreenMan signed a license agreement with an unaffiliated third party for the exclusive worldwide right and license to use the company's proprietary additive technology for co-mingling (mixing and blending) dissimilar plastics and rubber. This license agreement provides GreenMan with the ability to incorporate significantly more types of low cost recycled plastic and rubber into the production of GEM Stock. As currently manufactured, products made using GEM Stock have properties that are comparable to those products made using virgin rubber or plastic at a significant cost savings to the Company. The Company believes that GEM Stock is suitable as a raw material for use in the manufacture of many of the types of commercial parts and products currently manufactured by its molding operation. To date, revenues from products made using GEM Stock have accounted for less than 10% of the Company's revenues, and, as a result, there can be no assurance that the Company will be able to manufacture GEM Stock in quantities necessary to achieve significant revenues and profits. The Company may encounter difficulties in increasing production or in hiring and training additional personnel to produce and sell its GEM Stock material in commercial quantities in a timely manner, which could have a materially adverse effect on the Company's business, financial condition and results of operations.

         In addition, the costs of producing crumb rubber for the GEM Stock material may be more than anticipated by the Company, in which event the expense of producing GEM Stock material may result in its not being a cost-effective alternative to other raw materials even if its environmental advantages, if any, can be demonstrated, of which there can be no assurance.

         No independent market surveys or reports have been obtained regarding the markets for the Company's GEM Stock material or for products using GEM Stock, nor are any such reports planned by the Company. Management believes that the Company's internal needs for GEM Stock will be addressed first, thereby allowing

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the  Company  to  become  its  own  customer  for raw  materials  for use in the manufacture of its GreenMan products. Accordingly, there can be no assurance that there will be commercial acceptance of GEM Stock or products manufactured using GEM Stock or that significant revenues can be generated therefrom.

Uncertainty of Market Acceptance of Proposed GreenMan Consumer Products

         In May 1997, the Company commenced production and sale of the first of its proposed GreenMan consumer products, a GEM Stock trash container. To date, revenues from the sale of Gem Stock trash containers have been less than 10% of the Company's revenues. The Company also intends to use GEM Stock as the primary raw material in the manufacture of the Company's proposed line of environmentally friendly, or "green" consumer products, such as recycling totes, playground and recreational furniture, landscape timbers, corral and picket fencing, storage bins, and home-use composters. The Company is evaluating the economic and manufacturing feasibility of several of these proposed products and has conducted preliminary discussions with possible distributors of such products. There can be no assurance that such discussions will result in orders for the products, consumer acceptance of the products or significant revenues for the Company. There also can be no assurance that the Company will be able to manufacture and market its proposed GreenMan consumer products, and if successfully commercialized, that the Company will ever receive significant revenues from sales of its proposed consumer products, or that any sales therefrom will be profitable. Results of operations will depend on numerous factors, including regulatory actions, competition and market acceptance of the Company's proposed consumer products. The potential profitability of the Company's consumer product operations will also depend upon the costs associated with producing crumb rubber, as well as the costs of complying with any applicable environmental regulations, over which the Company may have little or no control.

Shutdown of Injection Molding Operations

         In January 1998, the Company discontinued operations at its Malvern, Arkansas facility (the "Facility"). The Facility was previously engaged in providing injection molding manufacturing services to customer specifications ("Contract/Custom molding") in the production of plastic and thermoplastic rubber parts for such products as stereo components and speakers, water filters and pumps, plumbing components and automotive accessories. In the future, management may rely on third party contract manufacturers to provide the Company with injection molding capabilities which management believes it can obtain at equal or less cost.

         During the year ended May 31, 1997, the facility's revenues totaled $1,936,450 and had net losses totaling $589,094. For the three and six months ended November 30, 1997, the facility's revenues were $327,760 and $895,831, respectively and the facility's net losses were $297,536 and $444,570, respectively. For the three and six months ended November 30, 1996, the facility's revenues were $227,461 and $645,922, respectively and the facility had net losses of $215,325 and $439,083, respectively. For the year ended May 31, 1997 and the three and six months ended November 30, 1997, the facility's revenues represented 48%, 10% and 15% , respectively of consolidated revenue and 38%, 30% and 21% of the Company's consolidated net loss. At May 31, 1997 and November 30, 1997, the facility's assets totaled $3,411,979 and $3,055,558, respectively, and represented 45% and 17% of consolidated assets.

         The Company is currently exploring several alternatives with respect to the facility: (1) the sale of the entire operation or (2) the relocation of a portion of the facility's assets to other Company locations and the sale of any remaining assets. The Company is currently in discussions with several parties regarding the following alternatives and has reached a tentative agreement with a third party to purchase a majority of the facility's assets. The transaction is predicated on the Company's ability to transfer clear title to all leased assets. The Company is currently negotiating with the equipment lessors to satisfy their lease payout requirements in order for the

Company to obtain clear title to the assets. The Company anticipates a loss on the disposal of the facility and operations will be approximately $1,100,000.

Need for Additional Financing

         On December 12, 1997, (the "December Offering") the Company entered into securities purchase agreements (the "Debenture Agreements") with two investors (the "Debenture Holders") and pursuant thereto, the Company issued Debentures in the aggregate principal amount of $1,600,000 (the "Initial Debentures") and immediately exercisable two-year warrants to purchase 32,000 shares of Common Stock at an exercise price of $3.44 per share. Each Initial
Debenture bears interest at 8% and is due December 15, 2000. The Initial Debentures are convertible at the election of the holder at any time commencing upon the earlier to occur of (i) the effective date of this registration statement, or (ii) 60 days following the date of issuance at a conversion price equal to the lower of the average closing bid prices on the five trading days preceding the date of the closing of the December Offering or 75% of the average closing bid prices on the five trading days preceding the date of the conversion of the Debentures. The Debentures automatically convert into shares of common stock upon maturity. The Company also issued immediately exercisable two year warrants to purchase 32,000 shares of common stock at an exercise price of $3.44 per share to the placement agent.

         Pursuant to the Debenture Agreements, the Debenture Holders have agreed to purchase up to an additional $2,000,000 in the aggregate of Debentures ("Additional Debentures") in multiple tranches during 12 months following the effective date of this registration statement. Each tranche shall be for the purchase of between $75,000 and $175,000 in Additional Debentures and may be completed at the election of the Company subject to certain conditions. Each Additional Debenture shall bear similar terms to the Initial Debentures including the issuance of warrants per Additional Debenture to both the Debenture Holders and the placement agent. The Additional Debentures are convertible at the holders option, within two days of issuance.

         Pursuant to the terms of the Debenture Agreements, the Company is obligated to require the Debenture Holders to purchase at least $1,000,000 in Additional Debentures or the Company must provide the Debenture Holders and placement agents warrants to purchase an additional 40,000 shares of Common Stock in the aggregate.

         A total of $750,000 from the proceeds of the December Offering were paid to Browning Ferris Industries, Inc. ("BFI") as partial repayment of amounts owed to BFI in connection with the purchase by the Company of the tire recycling operations in Minnesota and Georgia (the "Tire Recycling Operations") from BFI. In February 1998, the Company secured a $5.0 million asset based credit facility and used approximately $3.9 million to repay the balance due , including interest, to BFI.

         Based on the Company's operating plans, management believes that the available working capital together with revenues from operations, the financing commitment secured in the December Offering, the asset based credit facility and the purchase of equipment through lease financing arrangements, will be sufficient to meet the Company's cash requirements through the first half of fiscal 1999. Management expects that additional financing may be required after this time to fund continued growth. If the Company is unable to obtain additional financing, its ability to repay such obligations and maintain its current level of operations could be materially and adversely affected and the Company may be required to adjust its operating plans accordingly.

Dependence on Joint Ventures; Lack of Control Over Possible Joint Ventures

         The Company's ability to develop, manufacture and market its proposed line of environmentally friendly, or "green" consumer products as well as manufacture GEM Stock on a cost effective basis, will be constrained by the Company's limited financial and human resources. In order to increase its potential ability to develop a broader range of products in a shorter period of time than might otherwise be possible, the Company will seek to enter into joint ventures or other strategic alliances with entities that have financial, technical, marketing or other complementary resources. The inability of the Company to enter into such arrangements could significantly impede the development of products by the Company. Even if the Company enters into joint venture agreements, the Company will not be in a position to control such joint ventures since it is likely that joint venture partners will have greater financial, technical or marketing resources. In addition, in the event of disagreement between the Company and possible joint venture partners, the Company's development and marketing plans could be seriously delayed or terminated since the Company would likely not be in a position to alter or terminate a joint venture agreement or to buy out its joint venture partners. There can be no assurance that appropriate co-venturers or others can be found, that the Company will be able to enter into such arrangements on acceptable terms, or that such arrangements will result in the more rapid or successful development, manufacture or sale of products.

Dependence upon Major Customers

         In the fiscal year ended May 31, 1997, one injection molding customer accounted for approximately 29% of the Company's consolidated net sales. As a result of the closing of the Company's injection molding operations in January 1998, there is no customer which currently accounts for 10% or more of the Company's consolidated net sales. The Company does not have long-term contracts pursuant to which any customer is required to purchase any minimum amount of products. There can be no assurance that the Company will continue to receive orders of the same magnitude from existing customers or that it will be able to market its current or proposed products to new customers. The loss of any major customer by the Company would have a materially adverse effect on the business of the Company as a whole.

The Company's Dependence upon Suppliers of Raw Materials

         Generally, raw materials required for the Company's operations are purchased directly from suppliers on a purchase order basis rather than a contract basis. There can be no assurance that, absent contracts with firm price and delivery terms, that suppliers will not increase their prices, change their credit terms or impose other conditions of sale that may be unfavorable to the Company. While the Company does not believe that it would experience any significant difficulty in obtaining materials from alternative sources on comparable terms, there can be no assurance that such supplies could be obtained on price and delivery terms favorable to the Company. Until such time, if ever, that the Company begins to produce GEM Stock in sufficient quantities for its own use on a cost effective basis, it is, and will be, required to purchase recycled and virgin plastic from third parties in order to produce its proposed GreenMan consumer products. In addition, when and if the Company commences production of GEM Stock in commercial quantities, it will primarily require used tires as raw materials.

         The  Company  believes  that  the  overall  supply  of  tires  will  be sufficient to meet the Company's requirements for crumb rubber in the foreseeable future based on the Company's acquisition of the Tire Recycling Operations and Cryopolymers, Inc. As a result of such acquisitions, GreenMan has gained immediate access to over 10 million tires annually and the capability to produce ultra fine mesh crumb rubber. If GreenMan exercises its option to purchase certain assets (including certain contract rights) of BFI's Ford
Heights, Illinois tire recycling operations, GreenMan would gain access to an additional 12 to 15 million tires annually. According to Scrap Tire News, nearly 250 million passenger automobile tires are currently discarded annually in the U.S., and of that total approximately 1% are used for asphalt pavement, 11% are burned to provide energy, approximately 2% are processed for retreading, and the remaining tires are landfilled, adding more than 200 million tires annually to the estimated 3 billion tires already stockpiled in landfills.

         DuraWear obtains its primary raw materials, consisting of alumina and nickel oxides from a number of sources on a purchase order rather than a contract basis. Therefore, the price and other terms upon which such materials are obtained are also subject to change over which DuraWear has no control. Management believes that competitive alternate sources of such raw materials are available, but there can be no assurance that this would be the case at a time when such sources might be needed by the Company.

DuraWear's Dependence upon Third-Party Manufacturers

         DuraWear manufactures its ceramic products at the facility it owns in Birmingham, Alabama. DuraWear's polymer composites and other products are manufactured by third parties on a contract basis. DuraWear's polymer composite products are currently produced by only one supplier to DuraWear's specifications under a confidentiality agreement, and the number of alternative suppliers is limited. Management has identified several alternative suppliers for DuraWear's polymer composite products in the event that there are any adverse changes in its existing relationships. With the exception of its polymer composites, the Company believes that there are multiple manufacturing sources available for DuraWear's other products. While DuraWear has longstanding relationships with its current suppliers, such facilities are not controlled by DuraWear, and they could sever their relationships with DuraWear at any time. In such event, particularly as regards the products for which there are now limited suppliers, it could be difficult for DuraWear to find other suppliers that could manufacture DuraWear's products to the specifications required by DuraWear on acceptable terms, if at all.

Significant Competition

         In marketing its proposed GreenMan consumer products, the Company will be competing with many established manufacturers of similar products. Most of these competitors have substantially greater financial and marketing resources and significantly greater name recognition among both retailers and consumers than the Company. A number of companies with products made from recycled tires have already entered the market. For example, OMNI Rubber Products manufactures solid-rubber, non-steel reinforced railroad crossings from recycled crumb rubber and R.A.S. Recycling, Inc., together with Royal Rubber Manufacturing, are developing playground and recreational surfacing mats made of recycled tire rubber. In addition, several companies manufacture products similar to the Company's proposed GreenMan line of products, such as industrial floor mats, playground furniture, and landscape timbers. There can be no assurance that the Company will be able to compete successfully in the consumer market.

         In the manufacture and sale of its GEM Stock, the Company will compete with other producers and suppliers of traditional plastic and thermoplastic rubber products, including recycled and virgin products. The Company's success in marketing its products will depend on its ability to convince potential buyers that its products are of comparable or superior quality to alternative products and that they are also comparable in cost to competing products. There can be no assurance that the Company will be able to compete effectively with established producers, many of which have substantially greater financial and manufacturing resources than those of the Company.

         DuraWear has several competitors for its products, most of whom have greater financial and marketing resources than DuraWear. In the ceramics market, competitors include Coors Ceramics Co., Champion and Packo Industrial Ceramics, Inc. and in the polymer composite market include Solidur Plastics, DuPont and BP America. DuraWear competes on the basis of the longer-lasting wear resistance performance of its products as compared to products offered by competitors. Management believes that DuraWear products offer customers significant cost advantages, notwithstanding DuraWear's products' higher prices.

Government and Environmental Regulation

         The Company's tire recycling and manufacturing activities are subject to extensive and rigorous government regulation designed to protect the environment. Management does not expect that the Company's activities will result in the emission of air pollutants, the disposal of combustion residues, or the storage of hazardous substances (as is the case with other tire recycling processes such as pyrolysis). The establishment and operation of plants for tire recycling are subject to obtaining numerous permits and complying with environmental and other government regulations, both in the U.S. and most foreign countries. The process of obtaining required regulatory approvals can be lengthy and expensive. Moreover, regulatory approvals, if granted, may include significant limitations on the Company's operations. The EPA and comparable state and local regulatory agencies actively enforce environmental regulations and conduct periodic inspections to determine compliance with government regulations. The Company believes that it is in material compliance with all applicable governmental regulations. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, seizure or recall of products, operating restrictions, and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could impose costly new procedures for compliance, or prevent the Company from obtaining, or affect the timing of, regulatory approvals.

         The effect of government regulation may be to delay for a considerable period of time or to prevent the Company from developing its business as planned and/or impose costly requirements on the Company, the result of which may be to furnish an advantage to its competitors or to make the Company's business less profitable, or unprofitable, to operate.

Technological Changes

         The Company has limited resources to devote to research and development of new products, and as a result, technological advances by any present or potential competitors could render obsolete both present and future products of the Company. Although the Company is not currently aware of any technological changes which have rendered the Company's products obsolete, there can be no assurance that in the future the Company's technology will not be rendered obsolete as a result of technological developments. Many companies with substantially greater resources than the Company are engaged in the development of products and processes using recycled tires.

Limited Protection of Proprietary Information

         None of the equipment or machinery that the Company currently uses or intends to use in its current or proposed manufacturing activities are proprietary. Any competitor can acquire equivalent equipment and machinery on the open market. The Company believes that it has developed specialized know-how in the blending of plastics and rubber and that its processes are proprietary. The Company has acquired exclusive world-wide rights to a proprietary additive technology which will enable the Company to blend a broader range of virgin and recycled plastics together, and/or combine such plastics with crumb rubber from recycled tires. The Company also believes that many of the formulae and processes used in manufacturing DuraWear's products are proprietary, and DuraWear has executed confidentiality agreements with the appropriate employees and subcontractors. However, there can be no assurance that competitors will not develop processes or products of comparable efficiency and quality. DuraWear does not have any patents and does not believe any of its products are patentable. Moreover, there can be no assurance that any patents that may be granted in the future will be enforceable or provide the Company with meaningful protection from competitors. Even if a competitor's products were to infringe patents owned by the Company, it could be very costly for the Company to enforce its rights in an infringement action, and such action would divert funds and resources otherwise used in the Company's operations. Consequently, there can be no assurance that the Company would elect to prosecute potential patent infringement claims it might have. Furthermore, there can be no assurance that the Company's proposed products will not infringe any patents or rights of others.

         The Company has used the name "GreenMan" and other trade names in interstate commerce and asserts a common law right in and to such names. A trademark search has been conducted for the name "GreenMan" which found that there are no significantly similar names currently being used in the Company's current and intended industries. The Company intends to file an application with the U.S. Department of Commerce, Patent and Trademark Office to register its name and establish trademark rights. There can be no assurance, however, that such a trademark application will be approved. Although the Company has been using the GreenMan name for its custom molding services and has not yet begun significant marketing for its consumer products, the inability of the Company to continue to use the name in connection with such services as well as in connection with the proposed GreenMan consumer products could have an adverse effect on the Company's efforts to establish name recognition for its products in the commercial and consumer marketplace.

         DuraWear has registered trademarks for a number of products, including CeraDur and Xylethon and has used the name "ExcelloSlide" and other trade names in interstate commerce and asserts a common law right in and to such names. There can be no assurance, however, that such right would sufficiently protect the Company's right to use such names or that, if and when the Company files trademark applications for such names, that such applications would be approved.

Current Lack of, and Possible Unavailability of, Product Liability Insurance Coverage

         The Company presently maintains limited product liability insurance relating to its products, and does not intend to increase such coverage for its current products in the foreseeable future. The Company intends to seek additional coverage with respect to any consumer products it markets in the future. However, there can be no assurance that such coverage will be available at affordable rates or that the coverage limits of the Company's insurance policies, if any, will be adequate, if and when the Company markets its proposed GreenMan consumer products. Such insurance is expensive and in the future may not be available on acceptable terms, if at all. Although the Company has not experienced any product liability claims to date, a successful claim brought against the Company could have a materially adverse effect on the Company's business, financial condition and results of operations.

Volatility of Stock Price

         The market for securities of early stage, rapidly growing companies, including those of the Company, has been highly volatile. The closing price of the Company's Common Stock has fluctuated between $8.63 (pre-split) and $.28 (pre-split) from October 1995 to February 1998 and was $.25 (pre-split) on March 16, 1998, and it is likely that the price of the Common Stock will continue to fluctuate widely in the future. Announcements of technical innovations, new commercial products, patent or proprietary rights or other developments by the Company or its competitors could have a significant impact on the Company's business and the market price of the Common Stock.

Continued Listing of the Company's Common Stock on NASDAQ

         In August 1997, the Nasdaq Stock Market, Inc. ("NASDAQ") announced new listing requirements which became effective on February 23, 1998.

         On February 26, 1998, the Company received a notice from NASDAQ stating that the Company's securities would be delisted from NASDAQ effective March 27, 1998, if the Company could not demonstrate compliance with the new net tangible assets/market capitalization/net income, independent directors and independent audit committee requirements(s) which became effective on February 23, 1998. The Company made a written submission to the NASDAQ Listings Qualification Panel (the "Panel") on March 27, 1998 indicating that the Company is now in compliance with these requirements. The Panel will review the submissions during the week of April 6, 1998.

         At a Special Meeting of Stockholders held on March 12, 1998, the stockholders elected six persons, including two independent members (who are also members of the Audit Committee of the Board), to the Company's Board of Directors, allowing the Company to be in compliance with the independent directors and independent audit committee requirements.

Amendment to the Company's Certificate of Incorporation to Effect a One-for-Five Reverse Stock Split.

         On February 27, 1998, the Company received notice from NASDAQ stating that the Company's securities would be delisted from NASDAQ effective May 28, 1998, if the Company could not demonstrate compliance with the minimum $1.00 bid price requirement for ten consecutive trading days prior to that time.

         On March 23, 1998, the Company's Certificate of Incorporation was amended to effect a reverse split (the "Reverse Split") of the Company's Common Stock, pursuant to which each five shares of Common Stock then outstanding were automatically converted into one share. Since March 24, 1998, the closing bid price of the Company's Common Stock has exceeded $1.00 per share and, as a result, the Company anticipates being in compliance with the minimum $1.00 bid price requirement by April 7, 1998 (which would be the last of ten consecutive trading days). There can be no assurance however, that after April 7, 1998, the Common Stock will continue to trade at above the $1.00 bid price.

Limited Trading Volume of Common Stock

         The development of a public market having the desirable characteristics of liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time, over which neither the Company nor any market maker has any control. Accordingly, there can be no assurance that a significant trading market for the securities offered hereby will develop, that quotations will be available on the NASDAQ as contemplated, or if a significant market develops, that such market will continue. Although the trading volume for the Common Stock, as reported by NASDAQ, averaged 447,580 shares per week during the period from October 1995 to February 1998, there can be no assurance that persons purchasing the securities offered hereby will be able readily to sell the securities at the time or price desired.

Adverse Consequences Associated with Reservation of Substantial Shares of Common Stock

         As of February 28, 1998, the Company had reserved 1,251,646 shares of Common Stock for issuance upon the exercise of its publicly-traded warrants, underwriter warrants and other warrants. The foregoing number of shares does not include (i) up to 456,600 shares of Common Stock reserved for issuance upon the conversion of the Company's Convertible Notes due October 1998 and the exercise of the warrants issued in an offering in April 1997 (the "April Offering") (see "MATERIAL DEVELOPMENTS--Issuances of Common Stock Upon Conversion of Company's Convertible Notes due October 1998."); (ii) up to 80,000 shares of Common Stock issuable upon conversion of the interest due on the Palomar Note and the exercise of the Palomar Warrant; (iii) up to 1,301,040 shares of Common Stock reserved for issuance upon conversion of notes issued to officers (the

"Officer Notes") in May, June and July 1997 and the exercise of warrants issued in conjunction with the Officer Notes. In addition, the Company has reserved 260,000 shares for issuance to employees, officers, directors and consultants under its 1993 Stock Option Plan and its 1996 Director Stock Option Plan and 335,500 shares for issuance under other options. The price which the Company may receive for the Common Stock issuable upon exercise of such options and warrants will, in all likelihood, be less than the market price of the Common Stock at the time of such exercise. Consequently, for the life of such options, warrants and other convertible securities, the holders thereof may have been given, at nominal cost, the opportunity to profit from a rise in the market price of the Common Stock. A Registration Statement on Form S-3 was filed by the Company on May 22, 1997 and become effective on November 12, 1997, registering the shares issuable upon conversion of the securities offered in the April Offering on a continuous basis.

         The exercise of all of the aforementioned securities may also adversely affect the terms under which the Company could obtain additional equity capital. In all likelihood, the Company would be able to obtain additional equity capital on terms more favorable to the Company at the time the holders of such securities choose to exercise them. In addition, should a significant number of these securities be exercised, the resulting increase in the amount of the Common Stock in the public market may reduce the market price of the Common Stock. Also, the Company has agreed that, under certain circumstances, it will register under Federal and state securities laws certain securities issuable in connection with warrants issued to the underwriter of the Company's initial public offering.

                                   THE COMPANY

         The Company was incorporated under the laws of the State of Arkansas on September 16, 1992 and reincorporated under the laws of the State of Delaware on June 27, 1995. The Company was formed primarily to develop, manufacture and sell "environmentally friendly" plastic and thermoplastic rubber feedstocks, rubber parts and products that are manufactured using recycled materials and/or are themselves partially or wholly recyclable. The Company currently operates two business segments, the recycling operations located in Jackson, Georgia, Savage, Minnesota and St. Francisville, Louisiana and the industrial material operations located in Birmingham, Alabama. Until January, 1998 the Company also operated a molding operation located in Malvern, Arkansas.

         The Company's Molding operation provided injection molding manufacturing services to customers' specifications in the production of plastic and thermoplastic rubber parts. The facility also conducted research and development on the Company's GreenMan Environmental Materials ("GEM") Stock and tested the use of these materials in the manufacture of a variety of potential products. In January, 1998, Company discontinued operations at the Malvern facility. In the future, management intends to rely on third party contract manufacturers to provide the Company with custom injection molding capabilities which management believes it can obtain at equal or less cost.

         The Company's industrial materials operations are conducted by DuraWear Corporation ("DuraWear"), a wholly-owned subsidiary acquired on October 10, 1995. DuraWear manufactures, installs and markets a diverse range of high quality ceramic, polymer composite, and alloy steel materials engineered to resist severely abrasive and corrosive conditions typically encountered in bulk material handling systems in industries such as paper and pulp, mining, coal handling and grain storage and transportation.

         On June 30, 1997, the Company acquired BFI Tire Recyclers of Minnesota, Inc. and BFI Tire Recyclers of Georgia, Inc., (renamed GreenMan Technologies of Minnesota, Inc. ("GMTM") and GreenMan Technologies of Georgia, Inc. ("GMTG"), respectively) which provides the Company access to over 10 million tires annually. The Company was also granted an exclusive option to purchase certain assets and agreements of BFI's Ford Heights, Illinois tire recycling operation which has the capacity to process between 12 and 15 million tires annually. The acquired operations are in the scrap tire collection and processing business whereby they charge a fee to dispose of customers' scrap tires and then process the tires into two inch rubber chips which are then sold as alternative fuel ("TDF" - Tire Derived Fuel) to cement kilns, paper and pulp producers and electric utilities; utilized in civil engineering projects such as landfill construction (leach-bed lining), soil erosion and road stabilization projects; or used to process into crumb rubber.

         On November 19, 1997, the Company acquired all of the outstanding common stock of Cryopolymers, Inc., ("Cryopolymers") a privately-held crumb rubber producer located in St. Francisville, Louisiana.

                                 USE OF PROCEEDS

         The Company will receive no part of the proceeds from the resale by the Selling Stockholders of any Shares issued to the Selling Stockholders or issuable upon conversion of the Initial or Additional Debentures or upon exercise of the Warrants. The gross proceeds to be received by the Company from exercise of all of the Warrants (assuming that all of the Warrants are exercised) issued per the Initial Debentures will be approximately $220,000, and management intends to use such proceeds for general working capital purposes including expenditures in connection with the development, sales and marketing of future products for the Company.

                              SELLING STOCKHOLDERS

         The following table sets forth information concerning the beneficial ownership of shares of Common Stock by the Selling Stockholders as of the date of this Prospectus and the number of such shares included for sale in this Prospectus assuming the sale of all Shares being offered by this Prospectus. To the best of the Company's knowledge, none of the Selling Stockholders has held any office or maintained any material relationship with the Company or its predecessors or affiliates over the past three years, except as described below. The Selling Stockholders reserve the right to reduce the number of Shares offered for sale or to otherwise decline to sell any or all of the Shares registered hereunder.

         On December 12, 1997, (the "December Offering") the Company entered into securities purchase agreements (the "Debenture Agreements") with two investors (the "Debenture Holders") and pursuant thereto, the Company issued Debentures in the aggregate principal amount of $1,600,000 (the "Initial Debentures") and immediately exercisable two year warrants to purchase 32,000 shares of Common Stock at an exercise price of $3.44 per share. Each Initial
Debenture bears interest at 8% and is due December 15, 2000. The Initial Debentures are convertible at the election of the holder at any time commencing upon the earlier to occur of (i) the effective date of this registration statement, or (ii) 60 days following the date of issuance at a conversion price equal to the lower of the average closing bid prices as reported on NASDAQ on the five trading days preceding the date of the closing of the December Offering or 75% of the average closing bid prices as reported on NASDAQ on the five trading days preceding the date of the conversion of the Initial Debentures. The Initial Debentures automatically convert into shares of common stock upon maturity. In connection with the Initial Debentures, the Company also issued immediately exercisable two year warrants to purchase 32,000 shares of common stock at an exercise price of $3.44 per share to the placement agent.

         Pursuant to the Debenture Agreements, the Debenture Holders have agreed to purchase up to an additional $2,000,000 in the aggregate of Debentures ("Additional Debentures") in multiple tranches during 12 months following the effective date of this registration statement. Each tranche shall be for the purchase of between $75,000 and $175,000 in Additional Debentures and may be completed at the election of the Company subject to certain conditions. Each Additional Debenture shall bear similar terms to the Initial Debentures including the issuance of warrants per Additional Debenture to both the Debenture Holders and the placement agent. The Additional Debentures are convertible at the holders option, within two days of issuance.

         Pursuant to the terms of the Debenture Agreements, the Company is obligated to require the Debenture Holders to purchase at least $1,000,000 in Additional Debentures or the Company must provide the Debenture Holders and placement agents warrants to purchase an additional 40,000 shares of Common Stock in the aggregate.


         In the event that the shares of Common Stock issuable upon conversion of the Debentures have not been registered under the Act within 60 days after the date of issuance, the Company is also required to pay to the Debenture holders as liquidated damages an amount equal to 3% multiplied by the principal amount of the Debentures multiplied by the number of months or portion thereof between the date that the Debentures first become convertible and the date that the shares of Common Stock are registered under the Act.

         The number of shares indicated as being issuable upon conversion of the Debentures and offered hereby represents an estimate of the number of shares of Common Stock issuable upon conversion of or otherwise with respect to the Debentures. For purposes of the following table, the Company has assumed that all of the principal of the Debentures has been converted to Common Stock at a conversion price per share which is 75% of the average of the closing bid prices of the Common Stock on the five trading days immediately preceding the dates on which the Debentures were issued or the five trading days immediately preceding the filing of this Registration Statement, whichever is lower. The assumed conversion price of the Debentures is $1.75 per share. Pursuant to Rule 416 of the Act, the number of shares of Common Stock issuable upon conversion of the Debentures offered for sale hereby includes an indeterminate number of shares as may be issued or issuable upon conversion of or otherwise with respect to the Debentures by reason of a floating rate conversion price mechanism and other adjustment mechanisms described in the Debentures.

         The calculation of the number of Shares owned after the Offering assumes that all of the Shares offered hereby are sold.


                                                                                            Shares to be Sold in Offering(1)
                                                      Shares      Shares        Shares from     Shares from
                                   Shares Owned       Issued in   Issued For   Conversion of    Exercise of        Shares Owned
   Name of Selling Stockholder     Prior to Offering  Settlement  Acquisition   Debentures        Warrants        After Offering
   ---------------------------     -----------------  ----------  -----------   ----------        --------        --------------
Messer Griesheim Industries, Inc.            0               0     133,402(2)            0                              0

James Ford                                   0          16,714(3)        0               0             0                0

The Endeavour Capital Fund, S.A.             0               0           0         647,619(4)     17,000(5)             0

The Endeavour Capital Fund, S.A.             0               0           0         380,953(6)     10,000(7)             0

Amro International S.A.                      0               0           0         571,429(4)     15,000(5)             0

Amro International S.A.                      0               0           0         380,952(6)     10,000(7)             0

Jesup & Lamont                               0               0           0               0        32,000(8)             0

Jesup & Lamont                               0               0           0               0        20,000(9)             0


(1) The actual number of Shares issuable upon conversion of the Debentures and the exercise of the Warrants that can be sold in the Offering is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including among other things, the market price of the Common Stock on the five trading days immediately preceding the date the Debentures are converted and the principal amount of Debentures actually converted.

(2) Represents shares of Common Stock issued pursuant to the Act of Sale Agreement between the Company and Messer Griesheim Industries, Inc. relating to the Company's purchase of Cryopolymers, Inc.

(3) Represents Shares of Common Stock issued in settlement of certain litigation brought by James Ford against various parties including the Company.

(4) Represents shares of Common Stock issuable upon conversion of the Initial Debentures.


                                      -17-




(5) Represents shares of Common Stock issuable upon exercise of the Investor Warrants issued with the Initial Debentures.

(6) Represents shares of Common Stock issuable upon conversion of the Additional Debentures.

(7) Represents shares of Common Stock issuable upon exercise of the Investor Warrants that may be issued upon issuance of the Additional Debentures.

(8) Represents shares of Common Stock issuable upon exercise of the Broker Warrants.

(9) Represents shares of Common Stock issuable upon exercise of Broker Warrants that may be issued upon issuance of the Additional Debentures.

                              PLAN OF DISTRIBUTION

         Of the 2,235,069 Shares being registered herein for sale by the Selling Stockholders, (i) up to 1,219,048 Shares are issuable upon conversion of the Debentures; (ii) 32,000 Shares are issuable upon exercise of the Investor Warrants; (iii) 32,000 Shares are issuable upon exercise of the Broker Warrants;
(iv) 761,905 Shares issuable upon conversion of Additional Debentures (as defined herein); (v) 40,000 Shares issuable by the Company upon exercise of warrants issued to the investors and placement agents, in connection with the sale of the Additional Debentures; (vi) 132,402 Shares are issuable pursuant to the Act of Sale Agreement between the Company and Messer Gresheim Industries, Inc. and (vii) 16,714 shares were issued to James Ford. All Shares to be registered hereby are to be offered by certain security holders of the Company, and, other than the exercise price of the Warrants, the Company will receive no proceeds from the sale of Shares offered hereby.

         The Selling Stockholders may sell the Common Stock registered in connection with this Offering on the NASDAQ market system or otherwise. There will be no charges or commissions paid to the Company by the Selling Stockholders in connection with the issuance of the Shares. It is anticipated that usual and customary brokerage fees will be paid by the Selling Stockholders upon sale of the Common Stock offered hereby. The Company will pay the other expenses of this Offering. The Shares may be sold from time to time by the Selling Stockholders, or by pledges, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of NASDAQ; and (d) ordinary brokerage transactions. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Act in connection with such sales. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

         The Company has agreed to indemnify certain of the Selling Stockholders against certain liabilities, including certain liabilities under the Act, or to contribute to payments which a Selling Stockholder may be required to make in respect thereof.

                                  LEGAL MATTERS

         The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts 02109. John A. Piccione, Esq., a partner at Sullivan & Worcester LLP, holds options to purchase 10,000 shares of Common Stock.


                                     EXPERTS

         The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-KSB, as amended, for the fiscal year ended May 31, 1997, have been audited by Wolf & Company, P.C. independent auditors as set forth in their report thereon, which includes an explanatory paragraph regarding the Company's ability to continue as a going concern, included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The financial statements of DuraWear Corporation appearing in the Company's Registration Statement on Form SB-2 File No. 33- 86138 filed with the Commission on November 9, 1994, as amended, have been audited by Wolf & Company, P.C. independent auditors as set forth in their report thereon and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                              MATERIAL DEVELOPMENTS

Acquisition of Certain Operations from Browning Ferris Industries, Inc.

         On June 30, 1997, GreenMan Acquisition Corp. ("GAC"), a wholly-owned subsidiary of the Company acquired all of the capital stock of each of (i) BFI Tire Recyclers of Minnesota, Inc. ("BTM"), a wholly-owned subsidiary of Browning-Ferris Industries of Minnesota, Inc. ("BFIM") and (ii) BFI Tire Recyclers of Georgia, Inc. ("BTG"), a wholly-owned subsidiary of Browning-Ferris Industries of Georgia, Inc. ("BFIG") (the "Acquisition"). BFIG and BFIM are both wholly-owned subsidiaries of BFI. The Acquisition was made pursuant to a Purchase and Sale Agreement, dated as of June 30, 1997, by and among the Company, GAC, BFI, BFIM and BFIG. BTM and BTG have been renamed GreenMan Technologies of Minnesota, Inc. and GreenMan Technologies of Georgia, Inc., respectively, and, together with the crumb rubber facility constructed by the

Company at BTG's facility prior to the Acquisition, constitute the Company's Recycling Division. As a result of the Acquisition, the Company's obligation to take tire chips from BTG was eliminated.

         In consideration for the capital stock of BTM and BTG, GAC paid BFI $5,331,000, which amount was determined, (a) as to $3,600,000 of such amount, by negotiation among the parties and (b) as to the balance, by the value of BTG's and BTM's working capital. Of such consideration, $650,000 was paid from proceeds of the sale of the Notes and Warrants and $4,681,000 was financed by short-term loan from BFI to GAC, which loan was originally due and payable on September 30, 1997. In October 1997, the Company, GAC, BFI, BFIM and BFIG entered into a Forbearance Agreement pursuant to which GAC agreed to pay $2,000,000 on or before November 6, 1997 and to pay the balance owed on the loan on or before December 6, 1997. The Company paid $350,000 to BFI in November and as additional $750,000 in December. In February 1998, the Company secured a $5.0 million dollar asset based credit facility and used approximately $3.9 million dollars to repay the balance due including interest to BFI.

Acquisition of Cryopolymers, Inc.

         On November 19, 1997, the Company acquired all of the outstanding common stock of Cryopolymers, Inc., ("Cryopolymers") a privately-held crumb rubber producer located in St. Francisville, Louisiana. The purchase price consisted of (i) $550,000 in shares of common stock based upon the closing bid price the day prior to closing; (ii) 40,000 shares of Common Stock, valued at $194,000 or $4.85 per share; (iii) warrants to purchase 240,000 shares of Common Stock exercisable commencing April 1, 1998 for period of five years at prices ranging from $15.00 to $35.00 per share; and (iv) additional warrants to purchase 20,000 shares of Common Stock exercisable at $4.85 per share for a period of five years and vesting 25% immediately and 25% each successive six month period. The Company has determined the total purchase price to be $775,000 based upon a $4.85 closing price of the Common Stock prior to the closing and a $31,000 value ascribed to the 260,000 warrants issued pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123").

Issuance of Convertible Debentures Due December 2000

         On December 12, 1997, (the "December Offering") the Company entered into securities purchase agreements (the "Debenture Agreements") with two investors (the "Debenture Holders") and pursuant thereto, the Company issued Debentures in the aggregate principal amount of $1,600,000 (the "Initial Debentures") and immediately exercisable two year warrants to purchase 32,000 shares of Common Stock at an exercise price of $3.44 per share. Each Initial
Debenture bears interest at 8% and is due December 15, 2000. The Initial Debentures are convertible at the election of the holder at any time commencing upon the earlier to occur of (i) the effective date of this registration statement, or (ii) 60 days following the date of issuance at a conversion price equal to the lower of the average closing bid prices on the five trading days preceding the date of the closing of the December Offering or 75% of the average closing bid prices on the five trading days preceding the date of the conversion of the Debentures. The Debentures automatically convert into shares of Common Stock upon maturity. The Company also issued immediately exercisable two year warrants to purchase 32,000 shares of Common Stock at an exercise price of $3.44 per share to the placement agent.

         Pursuant to the Debenture Agreements, the Debenture Holders have agreed to purchase up to an additional $2,000,000 in the aggregate of Debentures ("Additional Debentures") in multiple tranches during 12 months following the effective date of this registration statement. Each tranche shall be for the purchase of between $75,000 and $175,000 in Additional Debentures and may be completed at the election of the Company subject to certain conditions. Each Additional Debenture shall bear similar terms to the Initial Debentures including the issuance of warrants per Additional Debenture to both the Debenture Holders and the placement agent. The Additional Debentures are convertible at the holders option, within two days of issuance.

         Pursuant to the terms of the Debenture Agreements, the Company is obligated to require the Debenture Holders to purchase at least $1,000,000 in Additional Debentures or the Company must provide the Debenture Holders and placement agents warrants to purchase an additional 40,000 shares of Common Stock in the aggregate.

         The net proceeds from the December Offering were approximately $1,350,000 after deducting commissions and expenses of approximately $250,000. The Company paid $750,000 from the proceeds of the December Offering to BFI as partial repayment of amounts owed to BFI in connection with the purchase of GMTM and GMTG. The Company has recorded a deferred charge of approximately $533,000 associated with the impact of the 25% discount from market to be realized upon conversion of the Debentures. The Company also recorded deferred financing costs of $32,000 in connection with the issuance of warrants to purchase 320,000 shares of common stock to the investors and the placement agent in accordance with SFAS No. 123. The deferred charges are being amortized over the estimated life of the Debentures.

Issuance of Common Stock Upon Conversion of Company's Convertible Notes Due October 1998

         In accordance with the terms of the Convertible Notes Due October 1998 ( the "Notes") issued by the Company in April 1997, the Company issued to certain holders of the Notes in the period from November 1997 through March 25, 1998 a total of 1,062,991 shares of Common Stock in conversion of the entire $1,500,000 in principal amount and interest of the Notes. See "RISK FACTORS -- Adverse Consequences Associated with Reservation of Substantial Shares of Common Stock". The principal of the Notes is convertible at a conversion price equal to the lower of the average closing bid prices on the five trading days preceding the date of the closing of the April Offering or 70% of the average closing bid prices on the five trading days preceding the date of the conversion of the Notes upon conversion. The Note holders receive 800 shares of the Company's common stock in lieu of interest for each $100,000 invested.

Legal Proceedings

         In October 1994, the Company was sued in Louisiana State Court by a former consultant seeking monetary damages relating to alleged nonpayment of consulting fees and royalties for the Company's alleged use of the plaintiff's proprietary technology.

         The Company has retained local counsel and is vigorously contesting the plaintiff's allegations. Discovery has been conducted and the parties are now awaiting a pretrial status conference. A trial date has been set for May 23, 1998. The Company believes that the litigation will not have a material adverse effect on its business.

============================================ ===================================

No dealer, salesman or other person has been
authorized to give any  information  or make
any   representation    other   than   those
contained  in this  Prospectus.  If given or
made,  such  information or  representations
must  not be  relied  upon  as  having  been
authorized by the Company.  This  Prospectus
does not  constitute an offer to sell or the   2,235,069 Shares of Common Stock
solicitation  of an  offer to buy any of the
securities    other   than   the    specific
securities to which it relates,  or as offer
or   solicitation   to  any  person  in  any
jurisdiction   where   such  an   offer   or
solicitation would be unlawful.


             TABLE OF CONTENTS                    GREENMAN TECHNOLOGIES, INC.
                                        Page

Available Information......................2
Incorporation of Certain
  Documents by Reference...................2
Prospectus Summary.........................4           ______________
Risk Factors...............................5
The Company...............................15              PROSPECTUS
Use of Proceeds...........................15           ______________
Selling Stockholders......................16
Plan of Distribution......................18
Legal Matters.............................19           April 13,  1998
Experts...................................19
Disclosure of Commission Position on
  Indemnification for Securities Act
  Liabilities ............................19
Material Developments.....................19

============================================ ===================================